Filed by Burlington Northern Santa Fe Corporation
pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Burlington Northern Santa Fe Corporation
Commission File No.:  1-11535

On November 3, 2009, Burlington Northern Santa Fe Corporation (“BNSF”) hosted a conference call at 8:30 a.m. EST with analysts, investors and other interested parties concerning the proposed acquisition by Berkshire Hathaway Inc. of BNSF.  A copy of the presentation that was used in connection with the conference call, and which was posted by BNSF on its website, follows:

Acquisition of BNSF by
Berkshire Hathaway
Transaction Announcement

 Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Similarly, statements that describe Burlington Northern Santa Fe Corporation’s (BNSF) or Berkshire Hathaway’s objectives, expectations, plans or goals are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.
 Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties;
developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.
 We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at
www.sec.gov, and which you are advised to consult.
 In connection with the proposed transaction, Berkshire Hathaway will file with the SEC a registration statement that will include a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Berkshire Hathaway, BNSF and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website of http://www.berkshirehathaway.com/ and BNSF’s website of http://www.bnsf.com/. In addition, these documents (when they are available) can also be obtained free of charge from Berkshire Hathaway upon written request to Corporate Secretary or by calling (402) 346-1400 or from BNSF, upon written request to
Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.
 BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of
BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009, and in its definitive proxy statement relating to its 2009
Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and definitive proxy statement relating to its 2009 Annual Meeting of
Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.
Forward Looking Statements

● Purchase Price
● Form of Consideration
● $100.00 per Share
● ~30% acquisition premium
● 60% Cash / 40% Stock base consideration
● Shareholder election regarding form of consideration,
 subject to certain constraints
● Structure designed to maximize tax efficiency for
 shareholders
Terms
Conditions
● Closing Conditions
● Subject to BNSF shareholder approval
● Subject to appropriate governmental agency and regulatory
 review, including by Department of Justice
● BNSF shareholders will receive a fixed dollar amount of
 Berkshire Hathaway shares within the collar range
 (Berkshire Hathaway approximate share price between
 $80,000 and $125,000); outside the collar, the exchange
 ratio will be fixed
● Collar Provision
Transaction Overview

● Berkshire Hathaway is a holding company that owns (wholly or majority) over 70 businesses internationally in the following sectors:
 - Insurance and Reinsurance
 - Utilities and Energy
 - Manufacturing, Service and Retailing
 - Finance and Financial Products
● One of the largest public companies in the world, Berkshire Hathaway is headquartered in Omaha, NE
● 2008 revenues of $107.8 billion; EPS (Class A equivalent) of $3,224
● Chairman & CEO: Warren E. Buffet
Berkshire Hathaway

● Transaction Announcement
● File Proxy Statement
● Shareholder Meeting and
 Proxy Vote
● Closing
● November 3, 2009
● Mid-November
● Q1 2010

● Shortly after Shareholder
 Vote
Milestone
Date
Transaction Timeline